UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023.

Commission File Number 001-40733

LI-CYCLE HOLDINGS CORP.

Li-Cycle Holdings Corp.

207 Queens Quay West, Suite 590

Toronto, ON M5J 1A7

(877) 542-9253

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K, including Exhibit 99.1, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-267419) and Form F-3 (File No. 333-274084) of Li-Cycle Holdings Corp. (the “Company”) (including the prospectus forming a part of each such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Announcement Regarding Review of the Rochester Hub Project

On October 23, 2023, Li-Cycle Holdings Corp. announced that it is pausing construction work on its Rochester Hub project, pending completion of a comprehensive review of the go-forward strategy for the project.

A copy of the press release is attached as Exhibit 99.1 to this report on Form 6-K.

EXHIBIT INDEX

The following exhibit is furnished as part of this report on Form 6-K.

Exhibit Number	Exhibit Description

99.1	Press Release, dated October 23, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name:	Ajay Kochhar
Title:	Chief Executive Officer

Date: October 23, 2023

3